[LOEB & LOEB LETTERHEAD]

January 31, 2014

Via E-Mail

U.S. Securities and Exchange Commission
100 F Street. N.E.
Washington, DC. 20549
Attn: Mr. David Orlic

Re: American Oriental Bioengineering, Inc. Schedule 13E-3
Filed November 4, 2013
File No. 005-61781

Preliminary Information Statement on Schedule 14C
Filed November 4, 2013
File No. 001-32569

Dear Mr. Orlic:

On behalf of our client, American Oriental Bioengineering, Inc,. a Nevada corporation (the “Company”), we hereby provide responses to comments issued in a letter dated January 22, 2014 (the “Staff’s Letter”) regarding the Company’s Schedule 13E-3 (the “Schedule 13E-3) and Preliminary Information Statement on Schedule 14C (the “Schedule 14C”).

In order to facilitate your review, we have responded, on behalf of the Company, to each of the comments set forth in the Staff’s Letter, on a point-by-point basis. The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraphs in the Staff’s Letter.

Preliminary Information Statement on Schedule 14C

1.	Please update all stock and ownership figures and recent market prices. Please also update your financial statements.

RESPONSE: The stock and ownership figures remain unchanged as of this filing, but we have updated the date to January 29, 2014. We have included the recent market prices through the first quarter of 2014. However, any market prices relating to the determination of the cash payment are applicable as of those dates. The requested updates to the financial statements have been made.

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Mr. David Orlic

U.S. Securities and Exchange Commission

January 31, 2014

2.	We note your response to prior comment 5. The solicitation of consents does not appear to have been “otherwise than on behalf of the registrant.” The entire information statement presents the transaction as a product of the deliberations and actions of the board of directors. Accordingly, the registrant appears to have solicited consents from security holders without complying with Regulation 14A, or having an available exemption therefrom. Please tell us how the registrant intends to address this.

RESPONSE: If the Staff disagrees that the solicitation was not “otherwise than on behalf of the registrant,” the Company will have to address this by holding a special meeting of the shareholders at which time the shareholders will have the opportunity to vote on the proposal to effect the reverse stock split. The Company has used the disclosure and information contained in the Information Statement and prepared a preliminary proxy statement for filing. The Company has set February 14, 2014 as the record date and March 14, 2014 as the date of the special meeting.

3.	Disclosure on page 12 states that no affiliates hold a number of shares evenly divisible by 501, and that such persons will continue to hold any fractional shares after the transaction. However, in the last sentence of the first paragraph of the letter to stockholders, disclosure states that all fractional shares will be cashed out. Please reconcile this disclosure.

RESPONSE: The Company has added disclosure on the letter to stockholders,in the Summary Term Sheet on page 5, and on page 13.

4.	Please advise why the following disclosure was deleted: “However, the price of our Common Shares is volatile, in part because of the low volume of trading. This volatility may increase due to the announcement of the Transaction, especially if stockholders begin purchasing in high volumes to cover short positions.”

RESPONSE: The disclosure was removed in connection with the integration of the Summary Term Sheet and Question and Answer section, so as only to include information that the Company deemed material in the Summary Term Sheet. The Company has added the disclosure on page 8 in the Summary Term Sheet.

5.	We note your response to prior comment 28. Instruction 2(iii) to Item 1014 of Regulation M -A directs that normally net book value must be considered as a factor in determining fairness. Please include the substance of this response in your disclosure, and clarify how operating losses and working capital deficits relate to net book value.

RESPONSE: We have added the substance of the prior response in the disclosure and made the requested clarifications.

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Mr. David Orlic

U.S. Securities and Exchange Commission

January 31, 2014

6.	Please disclose all projections that are materially related to the transaction, including those provided as supplemental information with your response. Please also file as exhibits to your schedule, and summarize in your disclosure, the three reports you provided as supplemental information.

RESPONSE: We have added as Exhibit D, the Company’s Financial Projections. We believe that the projections that are materially related to the transaction have been disclosed.. We have also included the Precedent Going Private Analysis, the Valuation Analysis, dated August 21, 2013 and the Valuation Analysis, dated October 20, 2013 as Exhibits E, F and G, respectively. The precedent going private analysis was summarized beginning on page 22. The Company has added a summary of the Valuation Report, dated August 21, 2013, which was updated on October 20, 2013 on page 19.

7.	We note the following additional disclosure: “Mr. Liu and Ms. Li discussed the Company’s current operational status and situation and what had been the source of the challenges the Company was facing and the impact those challenges had on the Company.” Please revise this disclosure to detail the Company’s current operational status and situation, the challenges the Company was facing, and the impact of those challenges.

RESPONSE: The Company has included the requested disclosure on page 11.

8.	You state that “The Reverse Stock Split will apply to all stockholders the same, whether or not they are unaffiliated....” However, disclosure also states that “All of our affiliates own more than 501 shares of our Common Shares...” Accordingly, it appears that no affiliates will be cashed out, and only unaffiliated security holders will be cashed out. Please revise your disclosure to address this, and disclose how the filing person determined that the transaction was fair to unaffiliated security holders under these circumstances.

RESPONSE: To address the Staff’s comment, it has been disclosed that the ratio for the Reverse Stock Split applies to all stockholders the same. The Board and the Special Committee did not believe that it would be in the best interest of the stockholders for the officers and directors to receive any cash given the Company’s limited cash position. Instead funds that would have been used to cash-out affiliate fractional shares, will instead be available for the Cash Payment to unaffiliated holders. The Special Committee and the Board believed that under these circumstances, the decision not to make Cash Payments to affiliated stockholders was fair to unaffiliated stockholders. The disclosure has been revised to address this.

9.	You state in response to prior comment 15 that you have disclosed an initial ratio, but you do not appear to have done so. Please advise, or revise your disclosure.

RESPONSE: The Company has disclosed the initial ratio on page 5.

10.	We note your response to our prior comment 43; however, we reissue our comment. Alternatively, please direct us to your revised disclosure in response to our comment.

RESPONSE: In response to the Staff’s comment, Roth has revised the fairness opinion to delete the word “only”.

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Mr. David Orlic

U.S. Securities and Exchange Commission

January 31, 2014

You may contact me at (212) 407-4122 with any questions.

Sincerely,

/s/ Tahra T. Wright

Tahra T. Wright

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